Exhibit 10.1

EMPLOYMENT AGREEMENT

          THIS AGREEMENT made effective as of January 1, 2002, by and between Seitel, Inc., a Delaware corporation (hereinafter called the "Company"), and Kevin Fiur (hereinafter called "Executive");

W I T N E S S E T H:

          WHEREAS, the Company desires to induce Executive to enter into an employment arrangement with the Company in order that the Company may continue to have the benefit of Executive's services from and after the date hereof and has agreed to provide compensation and benefits to Executive in consideration of Executive's agreement to remain employed by the Company; and

          WHEREAS, Executive desires to enter into an employment arrangement with the Company and to perform services for the Company for the compensation and benefits described herein;

          NOW, THEREFORE, in consideration of the premises and the agreements hereinafter contained, the parties hereto agree as follows:

          1.          Employment; Employment Term. The Company hereby agrees to employ Executive and Executive agrees to continue his employment with the Company effective as of the date hereof. Executive shall be Executive Vice President and Chief Operating Officer with such duties and responsibilities as are usually incident to the offices of such positions and such other duties and responsibilities as may be assigned to Executive from time to time by the Chief Executive Officer of the Company. The initial term of employment under this Agreement shall commence upon the date hereof and shall expire on December 31, 2006. If, however, neither the Executive nor the Company provides written notice to the other before October 1, 2002, the term shall be automatically extended through December 31, 2007. Furthermore, unless one party provides written notice to the other before October 1, 2003, the term shall be automatically extended through December 31, 2008, and, unless one party provides another notice to the other before October 1, 2004, then the term shall be automatically extended through December 31, 2009. The term shall not extend past December 31, 2009 without the written agreement of the Executive and the Company. The end of the term of this Agreement is hereafter referred to as the "Termination Date," and the term of this Agreement is hereafter referred to as the "Employment Period."

          The employment of Executive shall be subject to the other terms and conditions of this Agreement. Executive agrees to devote his full time, attention and energies to, and use his best efforts, ability and fidelity in the performance of the duties attaching to such employment; provided, however, that it shall not be a violation of this Agreement for Executive to serve on the boards of directors of such proprietary or not for profit organizations as are approved by the Company's Chief Executive Officer. Executive shall perform his duties at the principal executive offices of the Company and/or Seitel Solutions, subject to reasonable travel in the course of carrying out his responsibilities under this Agreement.

          2.          Salary Compensation. Effective as of January 1, 2002, and during the remainder of the Employment Term, the Company hereby agrees to pay as current salary compensation to Executive in the following amounts for the following years on an annualized basis but payable in semi-monthly installments (the "Base Salary").

Year	Salary
2002	$550,000
2003	$600,000
2004	$660,000
2005	$725,000
2006	$750,000

          For 2007 and thereafter, the Executive's salary shall be reviewed annually by the Chief Executive Officer of the Company with a view to consideration of appropriate merit increases. For 2007 and thereafter, the Executive's salary must be increased each year by a minimum of six percent (6%) of the prior year's salary unless revenues of the Company have decreased by fifty percent (50%) or more in any calendar year compared to the preceding calendar year, provided that such decrease is not attributable, in part or in whole, to a change in accounting principles of revenue recognition which are (i) adopted as the Company's business policy or (ii) imposed by applicable law.

          3.          Bonuses.

                    (a)          Retention Bonus. In consideration of Executive's agreement to continue in service with the Company in the capacity of Chief Operating Officer since April 2001, Executive shall receive a Retention Bonus, payable upon execution of this Agreement by Executive, of (i) 50,000 shares of common stock of the Company ("Executive Stock") which shall be valued at the closing price on the New York Stock Exchange of such Executive Stock on the date the Executive Stock is issued and (ii) 250,000 Company stock warrants and/or options.

                    The Executive Stock shall be paid to the Executive as soon as practicable after the execution of this Agreement. Executive shall also receive an additional amount of cash, subject to withholding, which shall be sufficient to pay Executive's income and payroll tax liability with respect to such Executive Stock and the additional amount of cash. The payments made to the Executive pursuant to this Section 3(a) shall be computed as subject to federal tax at the rate of 38.6% plus the Executive's share of Medicare at the rate of 1.45%. The tax and withholding for the purpose of this Section 3(a) shall be based on the amount of the value attributed to the Executive Stock and the amount of the cash payment made pursuant to this Section 3(a).

                    The options and warrants granted pursuant to this Section 3(a) shall have an exercise price equal to the fair market value of the closing price on the New York Stock Exchange of Company stock on the date the options and/or warrants are granted, shall be exercisable upon vesting as provided below, and shall expire ten years after the date of grant. The warrants and/or options shall vest as follows: 62,500 on the date of execution of this Agreement; 62,500 on January 1, 2003; 62,500 on January 1, 2004; and 62,500 on January 1, 2005. Unvested options or warrants shall be forfeited upon the Executive's termination of employment except as otherwise specified in Section 12.

                    (b)          Income from Operations Bonus. For the purposes of this Section 3(b), the term "Income from Operations" means the Company's net income before any deduction for (i) interest expense (to the extent such expense does not exceed $19,000,000), income tax expense, prepaid finance expense, and offering expense, all as determined in accordance with generally accepted accounting principles; (ii) any unusual or extraordinary losses that are unlikely to recur on a regular basis; (iii) any impairments; and (iv) any non-cash charges (other than depreciation and other regularly recurring non-cash expenses). For each fiscal and partial fiscal year ending during the Employment Term, Executive shall be awarded an Income from Operations Bonus of two percent (2%) of the Income from Operations of the Company and its subsidiaries for each fiscal quarter. The Income from Operations Bonus is to be awarded within thirty (30) days of the end of each fiscal quarter. As of the close of each fiscal year and after any restatement of the earnings reported by the Company for a fiscal year, the Income from Operations Bonus for such fiscal year shall be re-determined on the basis of the entire fiscal year, including any restatement of earnings to the extent that the adjustments reflected in the restatement affect Income from Operations as defined above. If the re-determined bonus is less than the sum of the Executive's quarterly bonus awards for that fiscal year, future Income from Operations Bonuses to be paid to the Executive will be reduced by the difference. If the re-determined bonus is greater than the sum of the Executive's quarterly bonus awards for that fiscal year, the difference will be paid to the Executive on or as soon as practicable after the scheduled date for payment of the Income from Operations Bonus for that fiscal year. The calculation of the Income from Operations Bonus shall be verified annually by the Company's independent auditors, and subject to adjustment, if necessary, if amounts paid are not consistent with the independent verification.

                    (c)          Pre-Tax Income Bonus. For each fiscal and partial fiscal year ending during the Employment Term, Executive shall have the opportunity to receive a Pre-Tax Income Bonus in accordance with the terms of this Section 3(c). Any Pre-Tax Income Bonus for a fiscal year shall be paid within thirty (30) days of the end of such fiscal year. The target Pre-Tax Income Bonus for each fiscal year shall be as follows.

Year	Target Pre-Tax Income Bonus
2002	$400,000
2003	$400,000
2004	$440,000
2005	$475,000
2006	$500,000

                    For fiscal years after 2006, the target Pre-Tax Income Bonus shall be recommended by the Company's Chief Executive Officer for approval by the Company's Board of Directors or the Compensation Committee of the Board of Directors no later than 90 days after the commencement of each fiscal year. Such target Pre-Tax Income Bonus shall be at least six percent (6%) more than the target Pre-Tax Income Bonus for the prior year. The actual Pre-Tax Income Bonus for a fiscal year shall be based on the amount of the Company's actual Pre-Tax Income relative to a target amount of Pre-Tax Income. The Chief Executive Officer shall recommend for approval by the Company's Board of Directors or the Compensation Committee of the Board of Directors no later than 90 days after the commencement of each fiscal year beginning with 2003, the target amount of Pre-Tax Income for the fiscal year and the schedule of Pre-Tax Income Bonus to be paid upon the achievement of various levels of Pre-Tax Income above and below the target amount. Notwithstanding the foregoing, the actual Pre-Tax Income Bonus paid to Executive shall not be less than $400,000 in 2002 and $350,000 in 2003, and shall be paid quarterly.

                    For purposes of this Section 3(c), "Pre-Tax Income" means income before provision for income taxes as determined for the Company's financial accounting purposes, but determined without taking into account any charge associated with any restricted stock units, stock appreciation rights, or other awards granted in lieu of options.

                    (d)          Deferral of Bonus. To the extent that the total compensation payable to the Executive in any taxable year of the Company, other than the Income from Operations Bonus and the Pre-Tax Income Bonus described in Sections 3(b) and 3(c) above, (the "Bonuses") will not exceed $1,500,000, such Bonuses shall be currently payable as awarded until the total compensation (excluding the Retention Bonus described in Section 3(a) above) that will be payable to the Executive in such year equals $1,500,000. Any remaining portion of such Bonuses that would otherwise be payable in such year shall not be paid currently but shall instead be credited to a deferred compensation account for the Executive under a deferred compensation plan to be established by the Company. The deferred amounts shall be credited with earnings (i) if awarded prior to the establishment of such plan, with interest on the last day of each month at a rate equal to 7 percent per annum and (ii) thereafter in accordance with the terms of such plan. The Company shall establish with an independent trustee an irrevocable grantor trust (referred to as a "rabbi trust") and deposit and hold in such trust amounts equal to the deferred amounts and earnings thereon. The terms of such rabbi trust shall provide that the assets held in it may only be used to pay the deferred compensation obligations of the Company to the Executive or, in the event of the insolvency of the Company, the Company's creditors. The deferred amounts credited to the Executive and earnings thereon shall become payable in a lump sum to the Executive within 15 days following his termination of employment with the Company. Notwithstanding the preceding provisions of this Section 3(d), if the Company obtains approval by its shareholders of a plan that would enable to Company to pay the Bonuses in the form of "performance-based compensation" within the meaning of section 162(m) of the Internal Revenue Code of 1986, as amended (or any similar successor provision), or if the deduction disallowance provisions of such section (or any similar successor provision) should cease to apply to the Bonuses, then the mandatory deferral provisions of this section 3(d) shall cease to apply to any Bonuses subsequently awarded to the Executive.

          4.          Savings Plan and Stock Purchase Plan. Executive shall participate in the Seitel, Inc. 401(k) Plan and Stock Purchase Plan on the same terms and conditions as are applicable to other salaried employees of the Company.

          5.          Automobile Allowance. During the Employment Term, Executive shall be entitled to a monthly automobile allowance up to $750.00, or such greater amount as may be prescribed by the Chief Executive Officer of the Company.

          6.          Other Benefits. Except as is specifically provided herein to the contrary, Executive shall be entitled to participate as of the date hereof in all other benefit plans, programs or practices generally applicable to salaried employees and to those special benefit programs, plans and practices applicable to executives, such as, and not by way of limitation, the Company's director and officers indemnity agreement, the salary continuation plan, incentive compensation plan, deferred compensation plan, supplemental income trust and various club membership initiation fees and monthly allowances. Any options or similar rights granted to the Executive or any loan to Executive made or guaranteed by the Company before the date hereof shall continue to be governed by the terms of the option, loan, or other applicable agreement. If the Company maintains a policy covering errors and omissions of officers, the Company shall cause Executive's errors and omissions to be covered under such policy during and after termination of employment on terms and conditions at least as favorable as those applied to any other officer or former officer. In addition to any payments or benefits provided under the terms of this Agreement, the Company's Chief Executive Officer may, with the approval of the Company's Board of Directors or the Compensation Committee of the Board of Directors, provide such additional payments or benefits to the Executive as the Chief Executive Officer and the Board of Directors determine to be appropriate.

          7.          Gross-Up Payment.

                    (a)          In the event any payments or benefits under this Agreement or any benefit plan or program of the Company are subject to the tax (the "Excise Tax") imposed by Sections 4999 and/or 280G of the Internal Revenue Code of 1986, as amended (the "Code") or any similar tax that may hereinafter be imposed) the Company shall pay to the Executive an additional amount or amounts (each, a "Gross Up Payment") such that the net amount or amounts retained by the Executive, after deduction of any Excise Tax on any of the above described payments or benefits and any federal, state and local income and payroll tax and Excise Tax upon the payments provided for by this Section 7, shall be equal to the amount of such payments or benefits prior to the imposition of such Excise Tax.

                    (b)          For purposes of determining the amount of a Gross Up Payment, the Executive shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation in the calendar year in which the Gross Up Payment is payable and, if applicable, state and local income taxes at the highest marginal rate of taxation in the state and locality of the Executive's residence on the date the Gross Up Payment is payable, net of the maximum reduction in federal income taxes which could be obtained from any available deduction of such state and local taxes. If the Parties are unable to agree as to the amount of the Gross Up Payment, then such amount shall be determined by an independent public accounting firm or other tax professional selected by the Executive but reasonably acceptable to the Company. The determination of such accounting firm or tax professional shall be conclusive and binding upon the Parties absent fraud or manifest error. The Company shall pay all of the fees and expenses of such public accounting firm or tax professional.

                    (c)          In the event that the amount of the Excise Tax is subsequently determined to be less than the amount taken into account in calculating a Gross Up Payment hereunder, the Executive shall repay to the Company (to the extent actually paid to the Executive), at the time that the amount of such reduction in Excise Tax is finally determined, the portion of the Gross Up Payment attributable to such reduction (plus the portion of the Gross Up Payment attributable to the Excise Tax and federal and state and local income tax imposed on the Gross Up Payment being repaid by the Executive, but only to the extent that such repayment results in a reduction in, or a refund of, the aggregate Excise Tax and/or federal and state and local income tax imposed for all tax years on the Gross Up Payment being repaid by the Executive) plus interest on the amount of such repayment at the rate provided in Section 1274(b)(2)(B) of the Code. In no event, however, shall this paragraph require the Executive to repay to the Company amounts that have been paid to the Internal Revenue Service or United States Treasury that have not been refunded to the Executive by them nor to repay interest on such amounts in excess of interest received from them.

                    (d)          In the event that the amount of the Excise Tax is determined (including any determination by the Internal Revenue Service) to exceed the amount taken into account in calculating a Gross Up Payment hereunder (including by reason of any payment the existence or amount of which cannot be determined at the time of the Gross Up Payment), the Company shall make an additional Gross Up Payment in respect of such excess (plus any interest or penalty payable with respect to such excess) at the time that the amount of such excess is finally determined.

                    (e)          Each Gross Up Payment shall be payable, and shall be paid, by the Company on the date on which the Executive becomes entitled to the payment or benefits giving rise to such Gross Up Payment.

          8.          Perquisites. Effective as of the date hereof and during the Employment Term, the Company shall afford to Executive perquisites consistent with the level of compensation and responsibility of Executive, such perquisites to be continued uninterrupted except to the extent that the Board of Directors determines that prospective adjustment to perquisite policy is appropriate for similarly situated employees.

          9.          Annual Paid Vacation. Executive shall be entitled to not less than four weeks of paid vacation annually.

          10.         Change of Control: For the purpose of this Agreement, a "Change of Control" shall be deemed to have occurred if:

                    (a)          any "person," including a "group" as determined in accordance with Section 12(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"), is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing 30% or more of the combined voting power of the Company's then outstanding securities;

                    (b)          as a result of, or in connection with, any tender offer or exchange offer, merger or other business combination, sale of assets or contested election, or any combination of the foregoing transactions (a "Transaction"), the persons who were directors of the Company before the Transaction shall cease to constitute a majority of the Board of Directors of the Company or any successor to the Company;

                    (c)          the Company is merged or consolidated with another corporation and as a result of such merger or consolidation less than 70% of the outstanding voting securities of the surviving or resulting corporation shall then be owned in the aggregate by the former stockholders of the Company (for purposes of this determination, all securities of the surviving or resulting corporation owned by either affiliates within the meaning of the Exchange Act or any party to such merger or consolidation shall be treated as owned by persons other than former stockholders of the Company);

                    (d)          a tender offer or exchange offer is made and consummated for the ownership of securities of the Company representing 30% or more of the combined voting power of the Company's then outstanding voting securities; or

                    (e)          the Company transfers substantially all of its assets to another corporation which is not a wholly owned subsidiary of the Company.

          Provided, however, that unless the Board of Directors of the Company determines otherwise prior to the date of any event described in the clauses (a) through (e) above, a "Change of Control" shall not be considered to have occurred solely as a result of the direct or indirect beneficial ownership by the employees or members of the Board of Directors of the Company of the assets or securities of the Company.

          11.         Disability. For purposes of this Agreement, "Disability" shall mean the absence of Executive from Executive's duties with the Company on a full-time basis for 180 consecutive business days as a result of incapacity due to mental or physical illness which is determined to be total and permanent by a physician selected by the Company or its insurers and acceptable to Executive or Executive's legal representative, such agreement as to acceptability not to be withheld unreasonably.

          12.         Termination of Employment.

                    (a)          By the Company for Due Cause.

                              (i)          Nothing herein shall prevent the Company from terminating Executive for Due Cause in which event the Employment Term shall end and Executive shall continue to receive salary and benefit coverages provided for in this Agreement only through the period ending with the date of such termination as provided in this Section 12(a). Any other rights and benefits Executive may have under other employee benefit plans and programs of the Company, generally, shall be determined in accordance with the terms of such plans and programs. The term "Due Cause" as used herein, shall mean (x) Executive has committed a willful, serious act, such as embezzlement, against the Company intending to unjustly enrich himself at the expense of the Company or has been convicted of a felony involving moral turpitude or (y) Executive, in carrying out his duties hereunder, has been found guilty of (1) willful, gross neglect or (2) willful, gross misconduct resulting in either case in material harm to the Company.

                              (ii)          Notwithstanding the foregoing, no termination of Executive's employment by the Company shall be treated as for Due Cause or be effective until and unless all of the steps described in Subsections (1) through (4) below have been complied with:

                                        (1)          Written notice of intention to terminate for Due Cause, including the basis for such termination, has been given by the Company within 60 days after the Board of Directors of the Company learns of the act, failure or event (or latest in a series of acts, failures or events) constituting " Due Cause";

                                        (2)          The Executive has been given 60 days following such notice in which to correct such act, failure or event (or, in the case of conviction of a felony, to respond to such notice), and if the Executive corrects such act, failure or event, the Board of Directors may not terminate the Executive's employment under this Section 12(a);

                                        (3)          The Board of Directors of the Company has voted (at a meeting of the Board duly called and held as to which termination of Executive is an agenda item) to terminate Executive for Due Cause after Executive has been given the 60 day correction period referred to above and has been afforded at least 20 days notice of the meeting and an opportunity to present his position in writing and in person; and

                                        (4)          The Board of Directors of the Company has given a Notice of Termination to Executive within 20 days after such Board meeting. The Company may suspend Executive with pay at any time during the period commencing with the giving of notice to Executive under clause (1) above until final Notice of Termination is given under this clause (4). Upon the giving of notice as provided in this clause (4) above, no further payments shall be due Executive.

                    (b)          By Death or Disability.

                              (i)          In the event of the death of Executive during the Employment Term, the Company shall pay to Executive's estate or beneficiaries all payments payable by the Company in accordance with Section 12(d) hereof, but offset by the proceeds from any life insurance policy to the extent attributable to Company contributions to such policy. The Company shall also provide continued medical coverage to the Executive's covered dependents on the terms set forth in Section 12(d). Notwithstanding the terms of the preceding sentence to the contrary, all outstanding, unexercised and unexpired warrants and options on the date of Executive's death shall be fully vested and immediately exercisable for the remainder of their original term and the Executive Stock shall be fully vested. Any death benefit under life insurance or other benefit programs covering Executive shall be determined and paid in accordance with the provisions of such policies and programs.

                              (ii)          If Executive's employment is terminated by reason of Disability, the Company shall pay to Executive all payments payable by the Company in accordance with Section 12(d) hereof, but offset by payments made to the Executive under any disability insurance policy or program to the extent provided by the Company. The Company shall also provide continued medical coverage to the Executive and the Executive's covered dependents on the terms set forth in Section 12(d). Notwithstanding the terms of the preceding sentence to the contrary, all outstanding, unexercised and unexpired warrants and options on the date Executive's employment is terminated by reason of Disability shall be fully vested and immediately exercisable for the remainder of their original term. In addition, the Company shall carry an insurance policy for Executive that, in the event Executive's employment is terminated by reason of Disability, pays the issuer of the insurance policy on the life of Executive an amount of cash necessary, with the addition of the anticipated portion of the future premiums otherwise to be paid by the Executive, to make the policy "fully paid up" so that the policy would be self-sustaining without further payments by either the Company or the Executive.

                    (c)          Voluntarily By Executive. If Executive terminates his employment with the Company voluntarily, other than as provided for in Sections 12(e) or 12(f), Executive shall continue to receive salary and benefit coverages provided for in this Agreement only through the period ending with the date of such termination. Any other rights and benefits Executive may have under other employee benefit plans and programs of the Company, generally, shall be determined in accordance with the terms of such plans and programs. The Executive will also have the opportunity, if the Company desires to retain the Executive as a consultant, to receive the Consulting Payments as described in Section 12(j).

                    (d)          By Company Other Than For Due Cause. If Executive's employment under this Agreement is terminated by the Company for any reason other than as provided in Section 12(a) hereof, the Company shall (i) within 30 days after Executive's employment is terminated pursuant to this Section 12(d), pay to Executive a lump sum amount equal to the greater of (x) three times the yearly compensation ("yearly compensation" means the highest total of base salary, commissions, and bonuses in any of the prior three years [excluding the Retention Bonus and treating the Pre-Tax Income Bonus as the higher of the target or actual Pre-Tax Income Bonus for such year]) or (y) the yearly compensation (as defined in Section 12(d)(i)(x) above) multiplied by the years, whole and partial, remaining in the Employment Period; (ii) permit Executive's and Executive's dependents continued participation (on the same terms and conditions as would be applicable had Executive remained actively employed) in Company medical plans previously available to Executive for a period of two years following such termination; (iii) cause all outstanding, unexercised and unexpired options and warrants to be fully vested and immediately exercisable for the remainder of their original term and cause the Executive Stock to be fully vested; and (iv) immediately pay to the issuer of the insurance policy on the life of Executive an amount of cash necessary, with the addition of the anticipated portion of the future premiums otherwise to be paid by the Executive, to make the policy "fully paid up" so that the policy would be self-sustaining without further payments by either the Company or the Executive. In addition, the Company shall pay in a cash lump sum to Executive upon such termination an amount equal to the benefits under the Savings Plan described in Section 4 hereof that are not fully vested and nonforfeitable as of such termination. The Executive will also have the opportunity to receive the Consulting Payments as described in Section 12(j).

                    (e)          By Executive For Good Reason. Anything herein to the contrary notwithstanding, if the Company (i) demotes Executive to a lesser position than provided in Section 1; (ii) causes a material change in the nature or scope of the authorities, powers, functions, duties, or responsibilities attached to Executive's position as provided in Section 1; (iii) decreases Executive's salary below the level provided for by the terms of Section 2 (taking into account increases made from time to time in accordance with Section 2) or changes the formula for determining the Income from Operations Bonus in a manner that would be adverse to Executive; (iv) materially reduces Executive's benefits under any executive compensation or employee benefit plan, program, or arrangement of the Company (other than a change made prior to a Change of Control that affects all of the Company's senior executive officers alike) from the level in effect upon Executive's commencement of participation on or after the date hereof; (v) moves Executive's office from the Company's principal executive office; (vi) fails to obtain the assumption in writing of the obligation to perform this Agreement by any successor to all or substantially all of the assets of the Company within 60 days after a merger, consolidation, sale, or similar transaction; or (vii) commits any other material breach of this contract, then, such action (or inaction) by the Company, unless consented to in writing by Executive, shall be basis for termination of employment by Executive for Good Reason. Notwithstanding the preceding sentence, within 60 days of learning of the action (or inaction) described herein as the basis for a constructive termination of employment, Executive shall (unless he gives written consent thereto) advise the Company in writing, that the action (or inaction) constitutes a basis for termination of his employment pursuant to this Section 12(e) in which event the Company shall have 60 days in which to correct such action or inaction and if the Company does so correct such action (or inaction) Executive shall not be entitled to terminate his employment under this Section 12(e) as a result of such action (or inaction). If the Company fails to correct such action or inaction within such 60-day period, Executive may terminate his employment for Good Reason within 30 days of the expiration of such period. If Executive's employment under this Agreement is terminated by the Executive for Good Reason, the Company shall provide to the Executive the payments, benefits, and consulting opportunity described in Section 12(d).

                    (f)          Following Change of Control of the Company. In the event of a Change of Control of the Company (as defined in Section 10) and for a period of two years thereafter, if Executive's employment is voluntarily terminated by the Executive for Good Cause (at his discretion), Executive shall receive the payments, benefits, and consulting opportunity described in Section 12(d). For the purposes of this Section 12(f), "Good Cause" means (i) any change in the person or persons to whom the Executive is required to report, (ii) any change that makes it more difficult (in the reasonable opinion of the Executive) for the Executive to fulfill his duties under this Agreement, (iii) any material change in the capitalization of the Company, (iv) any change that will materially reduce the salary and/or bonuses to be earned pursuant to Sections 2 or 3 of this Agreement, or (v) the decision by the Executive to terminate employment for any reason during the 30-day period beginning on the first anniversary of the Change of Control.

                    (g)          Expiration of Employment Period. Upon the expiration of the Employment Period on December 31, 2009, the Executive shall be entitled to the payments and benefits described in items (ii), (iii), and (iv) of Section 12(d). The Executive will also have the opportunity to receive the Consulting Payment as described in Section 12(j).

                    (h)          Company Benefits Upon Termination. Executive shall also be entitled in all events upon termination to receive the benefits to which he is entitled, if any, under the Company's plans and programs referenced herein or otherwise in effect from time to time.

                    (i)          Effect on Agreement. Termination of employment or the Employment Term as used herein shall not constitute a termination of this Agreement and the provisions hereof shall survive until the respective rights of the Company and Executive have been discharged.

                    (j)          Consulting Payments. If (i) Executive's employment is terminated during the Employment Term for any reason other than by the Company for Due Cause, by the Executive pursuant to Section 12(c), or upon the Executive's death or Disability or if (ii) the Employment Period extends to the Termination Date, the Company, in addition to any other payments set forth in this Section 12, will pay the Executive 100 percent of his "yearly compensation" (as defined in Section 12(d)) for each of two additional years (the "Consulting Payments"), provided Executive performs the Consulting Services. For the purposes of this Section 12(j), Consulting Services shall mean that the Executive will be available to act as a consultant to the Company for up to 50 percent of the Executive's work related time (as compared to his final year of employment). The total amount of the Consulting Payments shall be paid to the Executive ratably over such two-year period in semi-monthly installments. Executive shall not be entitled to the Consulting Payments if (x) he refuses to perform the Consulting Services requested by the Company, although there is no requirement that the Company request such services for the Executive to be entitled to said payment; or (y) he violates any of the provisions of the Confidential and Proprietary Information or the Non-Compete provisions set forth in Sections 13 and 14 herein.

          13.         Confidential and Proprietary Information. Executive recognizes that Company's business involves the handling of confidential information of both Company and its clients and requires a confidential relationship between Company and its clients and also between Company and Executive. Company's business requires the greatest practical protection and confidential treatment of various information, trade secrets, data and other knowledge of both Company's clients and Company which will be conceived or learned by Executive in the course of his employment. Accordingly, Executive agrees to keep secret all confidential information, trade secrets and proprietary information acquired by him during his employment concerning the business and affairs of the Company (the "Information") and further agrees for the period of this employment and at all times following the termination of his employment, for any reason, not to disclose any such Information to any person, firm or corporation other than as directed by Company, unless and until such Information becomes publicly known outside of Company (other than through any violation by the Executive of his obligation hereunder) or Executive is under subpoena or otherwise compelled by law to disclose the Information. Executive also agrees, upon request by Company, to execute a confidentiality and nondisclosure agreement containing terms reasonably designed to protect the confidentiality of material information relating to the Company.

          14.         Executive's Non-Compete.

                    (a)          In connection with its business, Company has developed and refined (and will in the future develop and refine) numerous techniques, procedures, methods, and data used in connection with its business. In addition, Company has developed (and will in the future develop) substantial goodwill with its customers, clients, and generally within the geophysical and energy exploration industry. This goodwill is of extreme importance to the future financial success of Company because of the highly specialized nature of Company's business. During Executive's association with Company, Executive has or will become familiar with the nature of Company's business and with these special techniques, procedures, methods and data and will become associated with and participate in Company's goodwill.

                    (b)          Therefore, for so long as Executive is associated with Company as an officer, director, employee or consultant and for a period of twelve (12) months after the date when Executive ceases to be associated with Company in any such capacity ("Separation Date"), Executive shall not, directly or indirectly, for his own account or the account of others, as an officer, director, stockholder, owner, partner, employee, promoter, consultant, manager, advisor or otherwise, engage in or solicit the same business as Company is engaged in on the Separation Date, within a two hundred (200) mile radius of (i) Houston, Texas, (ii) New Orleans, Louisiana, or (iii) any other city in which Company has an office on the Separation Date. In addition, Executive agrees that, for so long as Executive is associated with Company as an officer, director, employee or consultant, and for a period of two (2) years after the Separation Date, Executive shall not, directly or indirectly, solicit or induce, or attempt to solicit or induce, any employee to leave Company for any reason whatsoever; provided, however, that this nonsolicitation covenant shall not apply to any person who was recruited by Executive and subsequently hired by Company. Notwithstanding the foregoing, this Section 14 shall not apply if Executive terminated his employment with Company for Good Cause following a Change of Control in accordance with Section 12(f), provided, however, that this Section 14 shall apply during any period for which Executive receives the Consulting Payments described in Section 12(j).

          15.         Remedies. In the event of any breach of Executive's covenants contained in Paragraph 13 or 14, Company would suffer immediate and irreparable harm for which Company would not have an adequate remedy at law. Accordingly, Executive understands that in the event of any breach of Executive's covenants contained in Paragraph 13 or 14, Company shall be entitled to injunctive relief as well as any and all other applicable remedies at law or in equity available to Company.

          16.         Prohibition Against Assignment. The right of Executive to benefits under this Agreement shall not be assigned, transferred, pledged or encumbered in any way and any attempt at assignment, transfer, pledge, encumbrance or other disposition of such benefits shall be null and void and without effect.

          17.         Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Company, its successors and assigns, and Executive, his heirs, executors, administrators and legal representatives.

          18.         Entire Agreement. This Agreement constitutes the entire understanding between the parties hereto with respect to the subject matter hereof, and may be modified only by a writing executed by the parties hereto. The waiver by either party to this Agreement of a breach of any provision thereof by the other party shall not operate or be construed as a waiver of any subsequent breach of such party. This Agreement supersedes any and all other agreements, either oral or in writing, between the parties hereto with respect to the employment of the Executive by the Company, and contains all of the covenants and agreements between the parties with respect to such employment in any manner whatsoever.

          19.         Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas without giving effect to any choice of law provisions thereof, and, in any action by the Executive or the Company arising out of or relating to this Agreement, venue shall be in Harris County, Texas.

          20.         Legal Fees. Any and all reasonable legal fees and expenses incurred by the Executive in seeking to enforce any rights to benefits provided by this Agreement shall be promptly paid by the Company if the Executive is successful in whole or in part in obtaining or enforcing said rights to benefits, whether by judgment or settlement or otherwise. Any and all reasonable legal fees and expense incurred by the Executive in negotiating and establishing this Agreement shall be promptly paid by the Company.

          21.         Severability. The invalidity or enforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

          22.         Amendment. This Agreement may be amended only by mutual consent of the parties hereto evidenced in writing.

          23.         Notices. Any notice required or permitted to be given under this Agreement shall be sufficient if in writing and if given to Executive, sent by certified or registered mail to Executive's residence, with a copy to George Bostick at Sutherland Asbill & Brennan LLP, 1275 Pennsylvania Ave., NW, Washington, DC 20004, and Clayton Clark at Clark, Depew, and Tracey, 440 Louisiana, Suite 1600, Houston, TX 77002, or, if given to the Company, sent to the principal executive offices of the Company, with a copy to Cynthia Moulton at Franklin, Cardwell & Jones, 600 Travis, Houston, Texas 77002.

          24.         Representation.

                     (a)          Executive hereby represents and warrants to the Company that Executive is not aware of any presently existing fact, circumstance or event (including, without limitation, any contractual or other legal constraint) which would preclude or restrict him from entering into this Agreement or providing to the Company the services contemplated by this Agreement, or which would give rise to any breach of any term or provision hereof.

                     (b)          The Company hereby represents and warrants to Executive that (i) it has received all authorizations necessary for the execution of this Agreement on the terms and conditions set forth herein and (ii) there are no regulatory approvals that are necessary for the execution and performance of this Agreement by the Company, and (iii) its entering this Agreement and the performance of its obligations under this Agreement will not violate any agreement between the Company and any other person, firm or organization or any law or governmental regulation.

          IN WITNESS WHEREOF, the parties have executed this Agreement (in multiple copies) effective as of the day and year first above written.

SEITEL, INC.

By:

Name:

Title:

Date:

KEVIN FIUR
Date: